

Mail Stop 3010

February 18, 2016

Via E-mail
Eric L. Hausler
Chief Financial Officer
Isle of Capri Casinos, Inc.
600 Emerson RD Suite 300
St. Louis, MO 63141

    Re: **Isle of Capri Casinos, Inc.**
              Form 10-K
              Filed June 17, 2015
              File No. 000-20538

Dear Mr. Hausler:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K

Financial Statements and Supplemental Data, page 45

Note 2. Summary of Significant Accounting Policies, page 53

Self-Insurance, page 55

1. Please provide us and revise future filings to include a roll-forward of the accruals for these liabilities and clarify where the expense is recorded in the income statement.

Revenue Recognition, page 55

2. Tell us how you determined that revenue recognition was not a critical accounting policy given the use of estimates in determining casino revenue.

Eric L. Hausler
Isle of Capri Casinos, Inc.
February 18, 2016
Page 2

Promotional Allowances, page 55

3. Please tell us and revise future filings to clarify how you determine the amounts of promotional allowances recorded in each period, clarifying if the amounts are based on estimates or actual experience. If they are based on estimates, please describe the methodology used to develop them, provide a roll-forward of the associated accrual made between periods and consider the need to include this estimate and the related assumptions in your critical accounting policy disclosures.

Players Club Awards, page 56

4. Please tell us and revise future filings to describe the methodology used to develop the accrual for these awards, the expense recorded in each period and to identify where in the income statement the expense is recorded. Provide a roll-forward of the accrual that identifies the significant components within it and, as applicable, discuss the changes in the components between periods. Finally, please consider the need to include this estimate and the related assumptions in your critical accounting policy disclosures.

5. Please tell us and revise future filings to disclose if the Fan Club, as referenced on page 9, is included in this accrual. Provide expanded discussions of that loyalty program and Players Club Awards here or elsewhere, as applicable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3693 with any questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Staff Accountant
Office of Real Estate
and Commodities